

Mail Stop 3561

September 29, 2008

Mr. Jorge Moreno
Chief Financial Officer
Tropical PC, Inc.
1107 E. Desert Inn Road, #5
Las Vegas, NV 89109

    Re: Tropical PC, Inc.
    Form 10-KSB for the Year Ended December 31, 2007
    Filed April 11, 2008
    File No. 0-52171

Dear Mr. Moreno:

    We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                    Sincerely,

                    William Thompson
                    Accounting Branch Chief